FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, June 18, 2010

FAIRFAX RECEIVES RIGHTS PURSUANT TO FIBREK INC. RIGHTS OFFERING

(Note: All dollar amounts in this press release are expressed in Canadian dollars unless otherwise indicated.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) has been issued, in respect of its current holdings of common shares (“Common Shares”) of Fibrek Inc. (“Fibrek”), 17,443,300 rights (“Rights”) to purchase an aggregate of 7,635,500 Common Shares at a price of $1.01 per Common Share pursuant to Fibrek’s rights offering (the “Rights Offering”) being conducted under a short form prospectus dated June 8, 2010.

Fairfax currently owns and controls, in the investment portfolios of its insurance subsidiaries, 17,443,300 Common Shares, representing approximately 19.3% of the total Common Shares outstanding.  Fairfax is also party to a standby purchase agreement (the “Standby Purchase Agreement”) dated May 12, 2010 with Fibrek pursuant to which Fairfax has agreed, subject to certain terms and conditions, to purchase, at the subscription price of $1.01 per Common Share, all of the Common Shares not otherwise purchased pursuant to the Rights Offering at the expiration time on July 15, 2010.  Assuming that no Rights are exercised pursuant to the Rights Offering, other than those owned and controlled by Fairfax, and that Fairfax is obligated to purchase the unsubscribed Common Shares under the Standby Purchase Agreement, Fairfax would own and control, in the investment portfolios of its insurance subsidiaries, 57,046,148 Common Shares representing approximately 43.9% of the total Common Shares outstanding.

Fairfax received the Rights pursuant to the Rights Offering.  The Standby Purchase Agreement has been entered into for investment purposes.  Fairfax continually reviews its investment alternatives and may purchase additional Common Shares or other securities of Fibrek from time to time in accordance with applicable laws.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information or to obtain a copy of the early warning report filed with respect to this press release, contact:
John Varnell, Chief Financial Officer, at (416) 367-4941

Media Contact
Paul Rivett, Chief Legal Officer, at (416) 367-4941

                               FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946